FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of May, 2010
Provident Energy Trust (Translation of registrant's name into English)
2100, 250 –2nd Street SW Calgary, Alberta T2P 0C1 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☐	Form 40-F ☒

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒
If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

EXHIBIT LIST:
Exhibit	Description of Exhibit

99.1	NOTICES OF SPECIAL MEETINGS and NOTICE OF JOINT PETITION TO THE COURT OF QUEEN'S BENCH OF ALBERTA and JOINT INFORMATION CIRCULAR and PROXY STATEMENT with respect to a PLAN OF ARRANGEMENT

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant, Provident Energy Trust, has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Provident Energy Trust

Date: May 11, 2010	By:	/s/ Mark N. Walker
Mark N. Walker
Title: Senior Vice President Finance and Chief Financial Officer